Sunway Global, Inc.
Daqing Hi-Tech Industry Development Zone
Daqing Heilongjiang, Post Code 163316
People’s Republic of China

July 25, 2008

Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Forms 10-KSB and 10-K/A for the fiscal years ended December 31, 2007
Forms 10-Q and 10-Q/A for the period ended March 31, 2008
File No. 0-27159

Ladies and Gentlemen:

Sunway Global, Inc. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated July 2, 2008. Set forth below is the Company’s responses to comments.

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in future filings.

Response:

The Company’s responses to the comments below include the additional disclosure or other revisions made in response to the Staff’s comments.

2.
We note you amended your December 31, 2007 Form 10-K and your March 31, 2008 Form 10-Q due to errors in your consolidated financial statements. It does not appear that you filed an Item 4.02 Form 8-K related to these restatements. Please note an Item 4.02 Form 8-K should be filed within four business days after you conclude that any previously issued financial statements should no longer be relied upon because of an error in such financial statements. See also Question 1 of our FAQ Current Report on Form 8-K dated November 23. 2004. Please ensure you file an Item 4.02 Form 8-K for these restatements as soon as possible.

Response:

The Company filed an Item 4.02 8-K on July 3, 2008.

Explanatory Note page 2

3.
We note your disclosure that your amended 10-K is being provided as a result of your new auditors having re-audited the prior period financial statements. It appears, however, that you have restated your financial statements for errors affecting both the periods ended December 31, 2007 and December 31, 2006. Please tell us how you considered the following:

•
Whether your Form 10-K/A should have included the financial statement disclosures required by paragraphs 25 and 26 of SFAS 154, as well as a clear description of each individual error that was detected and subsequently corrected;

•	Whether the auditor’s opinion should have included an explanatory paragraph making reference to the restatement; and
•
Whether the circumstances which led to the restatement caused you to re-evaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of December 31, 2007.

Response:

The Company’s financial statements have been amended to include the disclosures required by paragraphs 25 and 26 of SFAS 154. The amended disclosure added to Note 22 to the Company’s financial statements is as follows:

During the course of internal evaluation, our accounting staff found misstatements in our previously reported financial statements for the fiscal years ended December 31, 2007, and 2006 that required correction relating to: (1) the improper use of exchange rates of shareholders’ equity items. In specific, additional paid-in capital, statutory reserves, and retained earnings were overstated by $253,500, $37,309 and $128,861 respectively, and accumulated other comprehensive income was understated by $410,498 and (2) other misstatements identified, which were individually not material, including amounts related to cash and cash equivalents, travel advances to directors, and interest expenses items.  The impacts of the above have made the changes in figures as of December 31, 2007 by a decrease in additional paid-in capital by $253,500, a decrease in statutory reserves by $37,309, a decrease in retained earnings by $128,861, and an increase of accumulated other comprehensive income by $419,670.

SUNWAY GLOBAL INC.

BALANCE SHEETS

	Original	Restated
	December 31,
	2007	2007
ASSETS
Current assets
Cash and cash equivalents	$5,820,100	$5,820,100
Restricted cash	491,049	-
Short term investments	-	-
Trade receivables, net	1,525,201	1,525,201
Inventories	766,933	766,933
Advances to suppliers	1,331,159	1,331,159
Prepayments	125,333	125,333
Tender deposits	131,013	131,013
Travel advances to directors	30,824	30,824
Advances to employees	548,364	548,364

Total current assets	$10,769,976	$10,278,927
Restricted cash	-	491,049
Amount due from a related company	585,678	585,678
Amount due from a director	1,028,474	1,028,474
Property, plant and equipment, net	4,449,619	4,449,619
Intangibles, net	6,933,491	6,933,491

TOTAL ASSETS	$23,767,238	$23,767,238

In addition, the auditor’s opinion has been revised to include an explanatory paragraph making reference to the restatement. The following sentence has been added to the explanatory paragraph of the auditor’s opinion:

Since our previous report dated April 8, 2008, it was determined that the consolidated financial statements needed to be restated to certain make corrections as described in note 22.

The circumstances which led to the restatement did not cause the Company to re-evaluate its assessments regarding the effectiveness of our disclosure controls and procedures and internal controls over financial reporting as of December 31, 2007 because the Company has concluded that the errors resulted from certain limitations which are inherent in internal control systems. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. The Company has supplemented its disclosure in Item 9A – Controls and Procedures of its filings with the following language:

During the course of internal evaluation, our accounting staff found misstatements in our previously reported financial statements for the fiscal years ended December 31, 2007, and 2006 required correction relating to: (1) the improper use of exchange rates of shareholders’ equity items. Specifically, additional paid-in capital, statutory reserves, and retained earnings were overstated by $253,500, $37,309 and $128,861 respectively, and accumulated other comprehensive income was understated by $410,498 and (2) other misstatements identified, which each of which individually were not material, included amounts related to cash and cash equivalents ,travel advances to directors, and interest expenses items.  The impact of the above have resulted in the following changes to the Company’s financial statements as of December 31, 2007: (i) a decrease in additional paid-in capital by $253,500, (ii) a decrease in statutory reserves by $37,309, (iii) a decrease in retained earnings by $128,861, and (iv) an increase of accumulated other comprehensive income by $419,670.

Item 7 - Management’s Discussion and Analysis Or Plan of Operation. page 23

Critical Accounting Policies, page 27

4.
Your reference to your critical accounting policies does not appear to provide the level of detail described by Section IV of SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your current disclosures refer to the fact that you believe you have critical accounting policies but do not specifically identify which policies are considered critical. Please show us how you will revise future filings to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management, please identify all of your critical policies and estimate and expand your discussion to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Response:

The following discussion of the Company’s critical accounting policies has been added to Item 7 Management’s Discussion and Analysis or Plan of Operation:

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operations is based upon Sunway’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Sunway’s financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Sunway believes that the following reflect the more critical accounting policies that currently affect Sunway’s financial condition and results of operations.

Impairment of long-lived assets. We account for impairment of property, plant and equipment and amortizable intangible assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed Of, which requires us to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During the reporting years, there was no impairment loss incurred. Competitive pricing pressure and changes in interest rates, could materially and adversely affect our estimates of future net cash flows to be generated by our long-lived assets.

Inventories. Inventories consist of finished goods and raw materials, and stated at the lower of cost or market value. Substantially all inventory costs are determined using the weighted average basis. Finished goods are comprised of direct materials, direct labor and an appropriate proportion of overhead. The management regularly evaluates the composition of its inventory to identify slow-moving and obsolete inventories to determine if additional write-downs are required. Changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of such write down. Changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of such write down.

Trade receivable. Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. Bad debts are written off as incurred. During the reporting years, there were no bad debts. Outstanding accounts balances are reviewed individually for collectability. We do not charge any interest income on trade receivables. Accounts balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, we have not charged off any balances as it has yet to exhaust all means of collection. Unexpected economic downturn is a factor that could materially affect the adequacy of the write down and the provision.

Revenue recognition. Net revenue is recognized when customer takes delivery and acceptance of products, the price is fixed or determinable as stated on sales contract, and the collectibility is reasonably assured. Customers do not have a general right of return on products delivered, and management has not made allowance for estimated sales returns. Contract revenues are recognized when the manufacturing and installation of the medical equipments is completed. Generally, we receive total contract sum from clients in 3 installments. Deposit of 30% is received from client when the contract is signed. Second payment of 30% is received when the project commenced. The final sum of the remaining portion is received after the construction is completed within 4 months. Unexpected economic downturn is a factor that could materially affect the collectability of our accounts receivable and hence the recognition of our revenue.

Item 8 - Financial Statements and Supplementary Data. page 29

General

5.
Please include the disclosures required by paragraphs 16(b) through (d) of SFAS 13 regarding your operating leases. We note your disclosure on page 23 that you have been leasing an office building since May 2007.

Response:
In response to the Staff’s comment, the Company has added the disclosures required by paragraphs 16(b) through (d) of SFAS 13 regarding our operating leases. The disclosure added to Note 15 to the Company’s financial statements is as follows:

COMMITMENTS AND CONTINGENCIES

The Group has entered into a tenancy agreement for factory expiring through 2008. Total rental expenses for the year ended December 31, 2007 and 2006 amounted to $14,016 and nil respectively.

As at December 31, 2007, the Group’s commitments for minimum lease payments under these leases for the next one year and thereafter are as follows:

December 31, 2008	$8,466

$8,466

6.
Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130.

Response:

In response to the Staff’s comment, the Company has amended its December 31, 2007 financial statements by presenting the accumulated balances for each component of accumulated other comprehensive income on the face of the balance sheet as follows:

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Extract)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

	2007	2006
	Restated	Restated
Net income	$6,047,505	$4,029,553

Foreign currency translation	760,620	299,863
Unrealized gain on investments	-	423,537
Reclassification adjustment	(423,537)	-

Comprehensive income	$6,384,588	$4,752,953

7.
Please revise your accounting policy for warranty reserves within footnote 2 to disclose whether your warranty provision is based upon your own historical claim experience or by reference to others in the industry.

Response:

In response to the Staff’s comment, the Company has revised its accounting policy for warranty reserves within footnote 2 to disclose the basis for its warranty provision. The revised disclosure added to Note 2(o) is as follows:

Warranty liabilities

The Company warrants its products against defects in design, materials, and workmanship generally for three to five years. A provision for estimated future costs relating to warranty expense are recorded when products are shipped, and the provision is based upon our own historical claim experience.

Consolidated Balance Sheets, page F-3

8.
Given that you had 165,432 shares of Series B convertible preferred stock outstanding at December 31, 2006, please tell us why the Series B convertible preferred stock has no value as of December 31, 2006. In addition, you reflect the issuance of Series B convertible preferred stock as occurring during the year ended December 31, 2007 on your statement of stockholders’ equity. Given that this issuance appears to be a component in your reverse merger, you are required to reflect the shares issued as outstanding for all periods presented in a manner similar to a stock split. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised its financial statements to include a value for the Series B convertible preferred stock. In addition, the Company has revised its financial statements to reflect the number of shares of Series B convertible preferred stock issued and outstanding for all periods presented.

SUNWAY GLOBAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

					Additional			Accumulated
	Preferred	Preferred	No.		paid			other
	Series	Series	shares	Common	in	Statutory	Retained	comprehensive
	A	B	outstanding	stock	capital	reserves	earnings	income	Total

Balance, January 1,2006	$246	$165	223,658	$224	$4,223,000	$451,906	$1,487,294	$128,976	$6,291,811
Net income	-	-	-	-	-	-	4,029,553	-	4,029,553
Appropriation to statutory reserves	-	-	-	-	-	672,167	(672,167)	-	-
Unrealized gain on investment	-	-	-	-	-	-	-	423,537	423,537
Foreign currency translation adjustment	-	-	-	-	-	-	-	290,692	290,692
Balance, December 31,2006	$246	$165	223,658	$224	$4,223,000	$1,124,073	$4,844,680	$843,205	$11,035,593

Balance, January 1, 2007	$246	$165	223,658	$224	$4,223,000	$1,124,073	$4,844,680	$843,205	$11,035,593
Reversal of realized gain on investment	-	-	-	-	-	-	-	(423,537)	(423,537)
Net income	-	-	-	-	-	-	6,047,505	-	6,047,505
Appropriation to statutory reserves	-	-	-	-	-	1,003,905	(1,003,905)	-	-
Issuance to Vision re: Debentures	-	-	-	-	199,200	-		-	199,200
Issuance of Series B Convertible Preferred Stock	-	-	-	-	11,677,133	-	(6,700,000)	-	4,977,133
Foreign currency translation adjustment	-	-	-	-	-	-	-	760,620	760,620
Balance, December 31,2007	$246	$165	223,658	$224	$16,099,333	$2,127,978	$3,188,280	$1,180,288	$22,596,514

9.
Regarding the classification of your Series A and Series B convertible preferred stock as equity, please tell us what consideration you gave to SFAS 150, SFAS 133 and EITF 00-19. Please also tell us if there are circumstances, other than liquidation of the company, which could require you to redeem the Series A or Series B preferred stock for cash or other assets.

Response:

The Series A and Series B convertible preferred stock’s (“Series A & B”) conversion feature was analyzed to determine if it is an embedded derivative and, accordingly, needs to be separated from the host contract and accounted for under Statement of Financial Accounting Standard 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”). Under SFAS 133 paragraph 11(a), the stock conversion feature is not required to be bifurcated from the convertible instrument if the conversion feature on a standalone basis would be classified as an equity instrument of the Company.

Furthermore, paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to its own stock it must be analyzed under Emerging Issue Task Force 01-06, The Meaning of “Indexed to a Company’s Own Stock”  (“EITF 01-06”) and to determine if it could be classified as stockholders’ equity it must be analyzed under Emerging Issue Task Force 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”).

After conducting the appropriate analyses, the Company concluded that the conversion feature is both (1) indexed to the Company’s own stock because it meets the provisions of EITF 01-6 and (2) classified in stockholders’ equity because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather, it is considered part of the Series A & B preferred stock, and the instrument is one instrument (convertible preferred stock).

Additionally, the Company considered the provisions of Statement of Financial Accounting Standard 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, (“SFAS 150”). SFAS 150 states, “This Statement requires an issuer to classify the following instruments as liabilities (or assets in some circumstances):

•
A financial instrument issued in the form of shares that is mandatorily redeemable — that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur

•
A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled)

•
A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

a. A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares
b. Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares
c. Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.”

The Series A & B do not contain a redemption feature or any unconditional obligation to settle an obligation by the issuance of a variable number of its common shares that is based on a fixed monetary amount and payable in a variable number of shares. The shares are convertible based on a fixed ratio (30 to 1) at inception. The Series A & B also do not contain a provision which obligates the Company to repurchase the Series A & B stock nor are the Series A & B indexed to such an obligation. The terms of the Series A & B do not provide for redemption outside the Company’s control. Thus, the Series A & B have been classified as equity in accordance with the provisions of SFAS 150.

The Series A &B preferred stock provide for no other circumstances, other than a liquidation of the Company, under which the Company would be required to redeem the preferred stock for cash or other assets.

Consolidated Statements of Income and Comprehensive Income, page F-5

10.
Based on your statement of income and statement of cash flows for the year ended December 31, 2006, you recorded a loss on disposal of fixed assets outside of operating income. If the fixed assets that were retired or disposed of were not a component of an entity (as defined in paragraph 41 of SFAS 144), the resulting gains and losses should be included in operating income. See paragraph 45 of SPAS 144. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has reclassified the loss on disposal of fixed assets to operating income. The following represents an extract from the revised financials

SUNWAY GLOBAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Extract)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

		2007	2006
		Restated	Restated
	Notes

Net revenues	20	$11,865,138	$8,914,139
Cost of net revenues	20	(3,473,411)	(2,386,996)

Gross profit		$8,391,727	$6,527,143

Selling expenses		(234,792)	(238,212)
General and administrative expenses		(2,327,207)	(1,463,418)

Operating income		$5,829,728	$4,883,699
Interest income/(expenses), net	17	51,852	(5,175)
Gain on disposal of investments	4	1,346,989	-

Income from continuing operations before income taxes		$7,228,569	$4,820,338

Consolidated Statements of Stockholders’ Equity. page F-6

11.
The number of common shares outstanding for each period as presented here does not agree to the number of common shares outstanding as presented on the face of your balance sheet. Please show us how you will revise accordingly.

Response:

The Company has revised the number of shares in the consolidated Statements of Shareholders’ Equity so that the number of common shares outstanding for each period as presented agrees to the number of common shares outstanding as presented on the face of its balance sheet.

SUNWAY GLOBAL INC.

CONSOLIDATED BALANCE SHEETS (Continued) (Extract)
AS AT DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

		2007	2006
	Notes	Restated	Restated
STOCKHOLDERS’ EQUITY
Series A Convertible Preferred Stock $0.001 par value 400,000 shares authorized; 246,176 shares issued and outstanding at Dec 31, 2007 and 2006		$246	$246
Series B Convertible Preferred Stock $0.001 par value 400,000 shares authorized; 165,432 shares issued and outstanding at Dec 31, 2007 and 2006	15	165	165

Consolidated Statements of Cash Flows, page F-7

12.
We note that you reflected the increase in your restricted cash during the year ended December 31, 2007 as an investing activity cash outflow on your Form 10-KSB and then subsequently changed the cash flow classification to an operating cash outflow when you filed your Form 10-K/A on June 30, 2008. Please help us to more fully understand the nature of the restrictions on your cash, how long these restrictions are in place, and the circumstances under which the cash could be no longer considered restricted. Please also explain how you reached your most recent decision to classify the change in restricted cash as an operating activity.

Response:

In connection with the securities purchase agreement entered into on June 5, 2007 with Vision Opportunity Master Fund, Ltd., Rise Elite, our then current directors Richard Astrom and Christopher Astrom, an aggregate of $500,000 was placed in escrow in order to cover investor relations expenses and expenses related to securities law compliance. The increase in restricted cash represents the funds placed in escrow for such purposes in accordance with the escrow agreement dated June 5, 2007. The funds shall remain in escrow until disbursed by the escrow agent for purposes of investor relations or to cover expenses related to securities law compliance. The cash is being held for specific uses that can exceed more than one operating period. In addition, Under such circumstances, the Company decided that the long-term nature of the restriction made such an item an investing activity. The following represents the Company’s revisions to its December 31, 2007 balance sheet:

SUNWAY GLOBAL INC.

CONSOLIDATED BALANCE SHEETS (Extract)
AS AT DECEMBER 31, 2007 AND 2006
(Stated in US Dollars)

		2007	2006
	Notes	Restated	Restated
ASSETS
Current assets
Cash and cash equivalents		$5,820,100	$1,749,048
Short term investments	4	-	1,702,718
Trade receivables, net	7	1,525,201	1,467,963
Inventories	10	766,933	376,708
Advances to suppliers		1,331,159	294,535
Prepayments		125,333	334,658
Tender deposits		131,013	42,924
Travel advances to directors	8	30,824	6,457
Advances to employees	9	548,364	54,992

Total current assets		$10,278,927	$6,030,003
Restricted cash		491,049	-
Amount due from a related company	5	585,678	-
Amount due from a director	6	1,028,474	-
Property, plant and equipment, net	11	4,449,619	4,715,150
Intangibles, net	12	6,933,491	1,157,950

TOTAL ASSETS		$23,767,238	$11,903,103

Note 15 - Series B Convertible Preferred Stock and Associated Warrants. page F-22

13.
You disclose on page F-9 that you issued an aggregate of 165,432 shares of Series B convertible preferred stock and warrants to purchase up to 18,686,054 shares of common stock in exchange for $6,700,000 in gross cash proceeds. Please provide us with the computations related to the values assigned to your convertible preferred stock, warrants, and beneficial conversion feature, if any. Note that after determining the relative fair values of your preferred stock and warrants, you should determine the effective conversion price of your convertible preferred stock. Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs 6-7 of EITF 00-27 for an example on how to perform this calculation. Then, you can determine the beneficial conversion feature using the effective conversion price. See paragraphs 5-7 of EITF 00-27 for an example.

Response:

The following is a summary of the computation of the beneficial conversion feature for the Series B preferred stock, warrants and beneficial conversion feature.

Warrants	A	B	J	C	D
Black Scholes value	$1.35	$1.29	$0.86	$1.33	$1.27
Number of warrants	4,962,963	2,481,481	4,496,644	4,496,644	2,248,322
Value of Warrants	$6,700,000	$3,201,110	$3,867,114	$5,980,537	$2,855,369

Shares of Preferred B			165,432
Conversion Rate (30 to 1)			30
Shares of Common (converted)			4,962,960

Quoted Closing Market Price on 6/5			$1.73
				Relative Values
Computed Total Value Preferred			$8,585,921	$1,844,360

Computed Value Warrants			$22,604,130	$4,855,640

Total Value			$31,190,051	$6,700,000

Relative Values
Preferred			$1,844,360
Warrants			$4,855,640
Total			$6,700,000

Value of Preferred			$8,585,921
Value of Assigned Relative Fair Value			$(1,844,360)
Beneficial Conversion Preferred			$6,741,561

Per review of Emerging Issue Task Force 98-5, Valuation of Convertible Instrument and Detachable Warrants, (“EITF 98-5”) only an amount less than or equal to the proceeds allocated to the convertible instruments can be assigned to the beneficial conversion feature. Hence, the beneficial conversion in total is equal to the proceeds and was allocated between the warrants and the preferred stock in the same ratio that the original proceeds were allocated. As a result of the application of this provision of EITF 98-5, the conversion feature in total was limited to $6.7 million.

In summary the intrinsic value per share of 1.358 was computed as the difference between the 1.73 (conversion price) and .37162 (the effective conversion price – 1,844,360/4,962,960). Accordingly, the computed beneficial conversion feature is 6,741,561 (1.358*4,962,960), but is limited to the amount allocated to the convertible instruments per EITF 98-5 paragraph 6.

14.
We note your disclosures on page 26 that you issued warrants to purchase 496,296 shares of common stock at $1.62 per share to Kuhns Brothers, Inc. in connection with the reverse merger transaction. Please revise your filing to clarify whether these warrants are included in the 4,496,644 of Series J warrants issued with Series B Preferred Stock. Please also revise your filing to clarify how you accounted for the warrants issued to Kuhns Brothers, Inc.

Response:

Warrants to purchase 496,296 shares of the Company’s common stock (“Series E warrants”) were issued to the Kuhns Brothers as compensation for acting as the placement agent for the Series B preferred stock. These Series E warrants were not included in the 4,496,644 Series J warrants issued in connection with the Series B preferred stock. The fair value of the Series E warrants was calculated to be $674,963 using the Black-Scholes option pricing model. The fair value of the Series E warrants of $674,963 was charged to paid-in-capital as a cost of the Series B preferred stock offering, with a corresponding credit to paid-in capital. The Company’s December 31, 2007 10-K filing has been revised to reflect the above clarification.

Note_16 - Earnings Per Share. page F-23

15.
Please disclose bow you are treating the Series A and Series B convertible preferred stock and common stock warrants you have issued in computing both your basic and diluted earnings per share. See EITF 03-6 and paragraphs 10-14 of SFAS 128.

Response:
In response to the Staff’s comment, the Company has revised its financial statements to disclose how it is treating the Series A and Series B convertible preferred stock and common stock warrants it has issued in computing both the basic and diluted earnings per share.

The following note to the account has been added (Note 17):

EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the common stock holders is based on the following data:

Earnings:	2007	2006
Earnings for the purpose of basic earnings per share	$6,047,505	$4,029,553
Effect of dilutive potential common stock	-	-

Earnings for the purpose of basic earnings per share	$6,047,505	$4,029,553

Number of shares:
Weighted average number of common stock for the purpose of basic earnings per share	223,653	223,653
Effect of dilutive potential common stock – conversion of Series A convertible preferred stock	9,628,340	-
– conversion of Series B convertible preferred stock	4,962,960	-
Weighted average number of common stock for the purpose of dilutive earnings per share	14,814,953	223,653

Exhibit 31 -  Certifications

16.
We note that you have made certain modifications to paragraphs 4(c) and 5(a) of your management certifications. Please revise your certifications to conform to the format provided in Item 601 (b)(31) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31. 2008

17.	Please address the above comments in your interim filings as well.
Response:

The Company has addressed the above comments in its interim filings as well.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at 86-459-604-6043 or David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772 .

Very truly yours,

/s/ Bo Liu
Bo Liu
President, Chief Executive Officer,
Chairman of the Board